FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	DE-LISTING NOTIFICATIONS dated 05 January 2018
Exhibit No. 2	DE-LISTING NOTIFICATIONS dated 05 January 2018

Exhibit No. 1

5 January 2018

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: XS0784351271
ISIN Code: GB00B8ZBPZ32
ISIN Code: GB00B8ZBPV93
ISIN Code: XS0784350380
ISIN Code: XS0784348053
ISIN Code: XS0784350463
ISIN Code: XS0784348566
ISIN Code: XS0784350034
ISIN Code: XS0784349457
ISIN Code: XS0784348210
ISIN Code: XS0784345034
ISIN Code: XS0784343922
ISIN Code: XS0784344904
ISIN Code: XS0784345380
ISIN Code: XS0784346198
ISIN Code: XS0784343765
ISIN Code: GB00B901SJ07
ISIN Code: XS0784345208
ISIN Code: XS0696598969
ISIN Code: XS0696611143
ISIN Code: XS0784347915
ISIN Code: XS0784347675
ISIN Code: XS0784348137
ISIN Code: XS0784346271

The Securities have been Issuer Called as per the Holder Notices attached.

Therefore, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List of the FCA effective on 5 February 2018 (see links below). Following such delisting the Securities will cease trading.

Delisting request 5.3.1 called securities 050118

For further information, please contact:

Cheryl Mansfield

+44 20 7678 1962

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Exhibit No. 2

5 January 2018

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B73L6R71 ISIN Code: GB00B73K7603 ISIN Code: GB00B6VRV204 ISIN Code: GB00B4XRHL51 ISIN Code: GB00B8TGCK86 ISIN Code: GB00B8TGCJ71

The Securities have matured.

Therefore, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List of the FCA effective on 5 February 2018 (see links below). Following such delisting the Securities will cease trading.

De-listing request 5.3.1 050118.pdf

For further information, please contact:

Cheryl Mansfield

+44 20 7678 1962

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 January 2018

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary